ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (the "Agreement") is made and entered into as of this 16th day of May, 2015, by and between

SILVER HILL MINES, INC., a Nevada corporation (hereinafter referred to as "**Buyer**"), and

ISME Institut für Sport, Medizin & Ernährung GmbH, a corporation organized under the laws of the Federal Republic of Germany (hereinafter referred to as "**Seller**" or "**ISME**").

RECITALS

A. Seller is, among others, engaged in the business of developing and marketing functional Food products (the "Business").

B. Seller desires to sell to Buyer certain "Cantio" product line assets and properties, and Buyer desires to purchase the same, all on the terms and conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the mutual representations, warranties, covenants and agreements contained herein, and subject to the conditions hereinafter set forth, Seller and Buyer hereby agree as follows:

...... / ......
PW GC

I.
Defined Terms

For purposes of this Agreement, the following capitalized terms shall have the meanings set forth below, unless the context clearly indicates otherwise.

1.1 *"Agreement"* means this Asset Purchase Agreement.

1.2 *"Buyer"* is Silver Hill Mines, Inc., a publicly held corporation, which will be processing a corporate name change to Life Essentials North America, Inc.

1.3 *"Cantio Product Concepts"* means the product concepts for the tree functional food products "41°C High Performance Sports Drink", "55^{bpm} Regeneration Sports Drink" and "IQ Plus Mind Bar" as described in Paragraph 2.1 A.

1.4 *"Intellectual Property Rights"* means all trade names, trademarks, trademark applications, patents, patent applications, copyrights, copyright applications and similar intangible rights used by Seller in connection with the Cantio Product Concepts as described in Paragraph 2.1 B, C and D.

1.5 *"Licenses and Authorizations"* means all licenses, permits, and authorizations issued by government agencies necessary to the ownership and operation of any of the Assets or the Business.

1.6 *"Purchase Price"* means the price specified in Section 2.2 hereof to be paid by Buyer to Seller at Signing.

1.7 *"Purchased Assets"* means the assets of Seller to be purchased by Buyer pursuant to this Agreement.

1.8 *"Seller"* is defined in the first paragraph of this Agreement.

....../......
PW GC

II.

Purchase and Sale of Assets

2.1 *Sale of Assets.* Subject of this Asses Purchase are the Cantio Functional Food Product Concepts ("Cantio Products Concepts") and related Patent and Trademark rights the existing product designs, and any and all know-how related to the Cantio Product Concepts as follows:

A. PRODUCT CONCEPTS

a) 41°C High Performance Sports Drink

The product description (subject of the scientific product development according to the analysis of the nutritional value / certificate of marketability) of the functional sports drink 41°C is attached to this agreement as **Attachment 1.**

b) 55^{bpm} Regeneration Sports Drink

The product description (subject of the scientific product development according to the analysis of the nutritional value / certificate of marketability) of the functional sports drink 55^{bpm} is attached to this agreement as **Attachment 2.**

c) IQ Plus Mind Bar

The product description (subject of the scientific product development according to the analysis of the nutritional value / certificate of marketability) of the IQ Plus Mind Bar (functional chocolate bar containing Phosphatidylserine) is attached to this agreement as **Attachment 3**.

B. PATENT RIGHTS

a) Patent pertaining to 41°C High Performance Sports Drink

the European Patent EP 2 044 853 concerning "Nutriment for use for accelerated physiological performance enhancement" ("Nährstoff zur Erhöhung beschleunigter physiologischer Leistung"), filed for on October 02, 2007, granted on February 23, 2011, valid in Germany only; a copy of the patent is attached to this agreement as **Attachment 4**.

b) Patent pertaining to 55^{bpm} Regeneration Sports Drink

the German Patent DE 101 40 653 concerning "A method for detecting relaxation -promoting effects of test substances in humans" ("Verfahren zum Nachweis entspannungsfördernder Wirkungen von Testsubstanzen beim Menschen") filed for on August 24, 2001, granted on September 18, 2003, valid in Germany only; a copy of the patent is attached to this agreement as **Attachment 5.**

PW / GC

c) Patent pertaining to IQ Plus Mind Bar

the European Patent EP 1 335 732 concerning "Food Item For Increasing Cognitive Capacity" ("Nahrungsmittel zur Steigerung der kognitiven Leistungsfähigkeit", filed for on March 12, 2002, published on August 20, 2003; a copy of the patent is attached to this agreement as **Attachment 6.**

Remark: Owner of the above said patent is GIVENTIS GmbH. Giventis GmbH is a former 100% subsidiary of ISME that was merged into ISME GmbH with effect of January 01, 2012. The patent register still needs to be corrected in that sense.

C. PRODUCT DESIGN / RIGHTS TO NAMES / TRADEMARKS

a) PRODUCT DESIGN

The Seller is the originator of the product trade names „41°C High Performance Sports Drink", ' 55bpm Regeneration Sports Drink" and „IQ PLUS Mind Bar", der denomination „CANTIO" as well as the Logos shown below, the respective product labels and packaging, the product placements and the marketing Concept.

b) TRADEMARKS

(1) Trademark 41°C

the Community Trademark No. 009 629 064 for the 41° C High Performance Sports Drink, registered with the OAMI since May 13, 2011; a copy of the registration document is attached to this agreement as **Attachment 7**.

(2) Trademark 55^{bpm}

the Community Trademark No. 009 629 056 for the 55bpm Regeneration Sports Drink, registered with the OAMI since May 13, 2011; a copy of the registration document is attached to this agreement as **Attachment 8.**

(3) Trademarks IQ Plus

(i) Community Trademark „IQPLUS" No. 001802735; a copy of the registration certificate is attached to this Agreement as **Attachment 9.**

(ii) German Trademark "IQ PLUS" No. 30 133 896; a copy of the registration certificate is attached to this Agreement as **Attachment 10.**

....../....
PW GC

(iii) International Trademark No. 789609 "IQPLUS" Singapore; a copy of the registration certificate is attached to this Agreement as **Attachment 11.**

(iv) Swiss Trademarks No. 493581 and No. 49830; copies of the registration certificates are attached to this Agreement as **Attachment 12 and 13.**

Remark: Owner of the above said Swiss Trademarks is GIVENTIS GmbH. Giventis GmbH is a former 100% subsidiary of ISME that was merged into ISME GmbH with effect of January 01, 2012. The patent register still needs to be corrected in that sense.

(4) Trademark CANTIO

German Trademark "CANTIO" No. 30 2011 033 377; a copy of the registration certificate is attached to this Agreement as **Attachment 14.**

D. KNOW-HOW

The Seller has developed specific scientific and technical know-how concerning the Cantio Product Concepts over many years. This know-how is based mainly, without being limited to it, on the results of scientific clinical trials and the relevant studies that have been undertaken and published. Seller has drawn up scientific dossiers for each of the Cantio Product Concepts that are attached to this Agreement as **Attachment 15, 16 and 17.**

E. BACK-UP CLAUSE

For the avoidance of doubt, Seller declare and undertakes to transfer any and all assets and know-how pertaining to the Cantio Product Concepts, may they be listed above or not in order to enable the Buyer to exploit the Cantio Product Concepts in away as the Seller could. Seller agrees and undertakes to give any necessary declarations to such potential other transfers as necessary and requested by the Buyer.

Upon signature of this Agreement, Seller shall sell, convey assign, transfer and deliver to Buyer, and Buyer shall purchase and acquire from Seller, all of Seller's right, title and interest in and to the Purchased Assets.

....../.....
PW GC

2.2 *Purchase Price and Method of Payment.*

(a) *Purchase Price.*

Buyer shall pay to Seller as full consideration for the Assets the sum of Three Million Six Hundred Thousand (US$ 3,600,000) U.S. Dollars (the "Purchase Price") as follows:

1. United States Dollars Six Hundred Thousand (US $ 600,000) plus applicable German VAT (19 %) in the amount of United States Dollars One Hundred Fourteen Thousand (US $ 114,000) in cash; and

2. Three Million (3,000,000) Common Shares of Buyer valued at $1.00 per share.

(b) *Method of Payment.*

1. Upon signature of this Agreement, the Seller shall issue an invoice to the Buyer in the amount of US $ 600,000 plus German VAT in the amount of 19 % (= US $ 114,000), amounting to a total of US $ 714,000.

   The due date for the invoice shall be within 30 days from the finalization of the Audit but no later than August 31, 2015 and Buyer shall deliver to Seller cash in the amount of Seven Hundred fourteen Thousand (US $ 714,000). The cash payment shall be made by wire transfer to the following bank account of the Seller:

Recipient:	ISME Institut für Sport, Medizin und Ernährung GmbH
Bank:	Kreissparkasse Groß-Gerau
IBAN:	tbc
BIC:	HELA DE F1GRG

2. Upon signature of this Agreement, the Buyer shall deliver to Seller 3,000,000 shares of Buyer's Common Stock to Seller. Buyer undertakes to initiate the respective transfer /issuance as soon as practically possible.

   The 3,000,000 shares then owned by Seller shall be restricted from sale for a period of 12 months from the issuance of the shares in the Seller's name. After the expiry of the 12 months delay, the Seller shall be free to sell its shares in Buyer, respecting the provisions of the following sub-paragraphs.

   a) If the Seller decides to sell its shares or parts thereof, he shall grant the Buyer a right of first refusal. The Seller shall notify the Buyer in writing of any offer for his shares and the Buyer shall have 14 days to declare if he wants to buy the shares offered by the Seller at the conditions in the offer. After the expiry of the 14 days delay or an earlier declaration of the Buyer that he does not opt to buy, the Seller shall be free to conduct the sale of its shares or parts thereof.

PW GC

b) The Buyer grants the Seller an irrevocable option to buy Seller's shares 3,000,000 shares in Buyer or parts thereof its 3,000,000 shares to Buyer for the market value but not less than US $ 3,000,000 or pro rata if only parts are sold.

In order to execute the option, Seller shall inform Buyer of his intention to do so in writing three (3) months in advance. The Seller and the Buyer shall execute the transfer of the 3,000,000 shares (or parts thereof) within four (4) weeks after the notice period has elapsed and the Buyer shall pay the then due purchase price for the shares within five (5) banking days from the signature.

The option of Seller shall be secured by a lien on any and all assets and rights transferred under this Agreement. The Buyer agrees to sign any document that may be necessary to profess such lien.

If the option is executed by the Seller and the above delays have expired and the Seller has not paid the purchase price, then all assets must be re-transferred to the Seller. The Buyer agrees and obliges himself to sign all necessary documents to procure such re-transfer.

For the avoidance of doubt, in any case the initial payment of USD 600,000 plus VAT shall in such case remain with the Seller.

(c) *Allocation of Purchase Price.* The Purchase Price shall be allocated for all purposes by the parties as follows:

Product designs:	____________
Patent rights:	____________
Trademark Rights:	____________
Scientific Know-How:	____________
Other Know-How:	____________
Licenses and Authorizations:	____________
Business Records:	____________
Covenant Not to Compete:	____________
TOTAL	**US $ 3,600,000**

(d) *Tax Reporting of Allocations.* Buyer and Seller shall report the sale and purchase of the Assets for all federal, state, local and foreign tax purposes in a manner consistent with the allocation set forth in this Section 2.2(c).

2.3 *Delivery of Assets.* Upon signature of this Agreement the parties shall jointly initiate the required procedures regarding that transfer of the Assets (e.g. transfer of patent rights, Transfer of Trademark rights, etc.) and Seller shall hand over to the Buyer all physical assets (e.g. Dossiers, Studies, etc.) The relevant costs (e.g. Patent Authorities and Patent Counsel, etc.) shall be borne by the Buyer.

Wa. ....../.....
PW GC

III.

Further Obligations

3.1 *Transfer Taxes, Etc.* To the extent applicable, any retail sales/use taxes and real estate transfer taxes due as a result of the purchase and sale of Assets contemplated hereby shall be paid entirely by Seller, and Seller shall indemnity and hold Buyer harmless therefrom.

3.2 *Costs and Expenses.* Except as otherwise provided in Sections 3.2 and 3.3, each party shall separately bear the costs and expenses incurred by it in connection with this Agreement and the transactions contemplated hereby; provided, however, that if any party shall commence legal action to specifically enforce or otherwise seek redress under, or for breach of, this Agreement, the prevailing party in such action shall be entitled to recover its costs and reasonable attorneys' fees incurred to prosecute or defend the action, including costs and fees incurred in any appellate proceeding.

3.5 *Obligations of Seller.* Upon signature of this Agreement, Seller shall deliver to Buyer the following:

a) A resolution of Seller's Shareholders authorizing the execution of this Agreement and the transactions contemplated hereby.

b) A certificate of Seller to the effect that all warranties and representations of Seller herein are true and correct as of the Signing Date.

3.6 *Obligations of Buyer.* Upon signature of this Agreement, Buyer shall deliver to Seller the following:

a) within the agreed due dates, Cash in the amount of Six Hundred Thousand (US $ 600,000) plus VAT, in total Seven Hundred Fourteen Thousand (US $ 714,000)

b) Delivery of one share certificate representing Three Million (3,000,000) of Buyer's common stock.

c) A certified copy of a resolution of Buyer's board of directors authorizing this transaction.

d) A certificate of Buyer to the effect that all warranties and representations of Seller herein are true and correct as of the Signing Date.

IV.

Representations and Warranties of Seller

Seller represents and warrants to Buyer that the following statements are true and correct on the date hereof, and will be true and correct on the Signing Date:

PW / GC

4.1 *Organization, Corporate Power and Authority.* Seller is a corporation duly organized, validly existing and in good standing under the laws of the Federal Republic of Germany, and has the requisite corporate power and authority to execute, deliver and perform this Agreement and to consummate the transactions contemplated hereby.

4.2 *Authorization, Binding Effect and No Conflicts.* The execution, delivery and performance by Seller of this Agreement and the consummation by Seller of the transactions contemplated thereby have been duly authorized by all necessary corporate action on the part of Seller. This Agreement has been duly and validly executed and delivered by Seller and constitutes the valid and binding obligation of Seller, enforceable in accordance with its terms, subject to (i) applicable bankruptcy, insolvency or other similar laws relating to creditors' rights generally, and (ii) general principles of equity. The execution, delivery and performance by Seller of this Agreement and the consummation by Seller of the transactions contemplated hereby will not (x) violate any provision of law, rule or regulation to which Seller is subject, (y) violate any order, judgment or decree applicable to Seller, or (z) conflict with, or result in a breach or default under, any term or condition of the Articles of Incorporation or the Bylaws of Seller, or any agreement or other instrument to which Seller is a party or by which Seller may be bound; except, in each case, for violations, conflicts, breaches or defaults which in the aggregate would not materially hinder or impair the consummation of the transactions contemplated hereby.

4.3 *Consents and Approvals.* Neither the execution of this Agreement nor the consummation of the sale of the Assets requires the approval or consent of any governmental authority having jurisdiction over the business of Seller nor of any party to any agreement with Seller.

4.4 *Intellectual Property Rights.* Seller owns or has the right pursuant to license, sublicense, agreement or permission to use all Intellectual Property Rights necessary for the operation of the Business as presently conducted and as presently proposed to be conducted. Seller has taken all reasonable action to protect each item of Intellectual Property that it owns or uses. To Seller's knowledge, Seller is not infringing upon, misappropriating, violating or otherwise acting adversely to the right of any other person under, or in respect to, any trade names, trademarks, patents, copyrights, or similar intangible rights, and the Seller has not received any charge, complaint, claim or notice of such an infringement, misappropriation, violation or adverse act. To the knowledge of the Seller, and the directors and officers of Seller, no third party has infringed upon, misappropriated, violated or otherwise acted adversely to the Intellectual Property Rights.

4.5 *Licenses and Authorizations.* On the date hereof, the Licenses and Authorizations are in frill force and effect, and, to the knowledge of Seller, constitute all licenses, permits and authorizations from regulatory bodies, which are required for the ownership and operation of the Assets. Seller is not aware of any material violation of any federal, state, or local law or regulation in respect to Seller's ownership of the Assets.

4.6 *Litigation.* There are no actions, suits, claims, proceedings or investigations pending or, to the knowledge of Seller, threatened against Seller that would affect Seller's title or interest in any of the Assets. Seller has received no notice, and has no knowledge, that it is in default of any order, writ, injunction or decree of any court or federal, state, municipal

PW / GC

or governmental department, commission, board, bureau, agency or instrumentality with respect to the ownership and operation of the Assets. To the best knowledge of Seller, Seller has complied in all material respects with all laws, regulations, franchises, licenses and orders applicable to the Assets.

4.7 *Disclosure.* Neither this Agreement nor any of the Schedules or Exhibits annexed hereto contains any untrue statement of any material fact, or omits to state any material fact required to be stated in order to make the statements contained herein or therein not misleading. To the best knowledge of Seller, there is no fact, which has not been disclosed in writing to Buyer prior to the date hereof that materially adversely affects the prospects or the financial or other condition of the Business or the Assets.

4.8 *Compliance With Laws.* To Seller's knowledge, Seller is in compliance with all laws, rules, regulations and orders applicable to the Business (including, without limitation, those relating to environmental protection, occupational safety and health and equal opportunity employment practices), except where the failure to comply therewith does not have a material adverse effect on the financial condition of the Business.

4.9 *Seller's Warranty for the Cantio Product Concepts.* Seller warrants that the Assets pertaining to the Cantio Product Concepts are generally suitable to be used to produce, market and sell the final products based on these concepts.

V.

Representations and Warranties of Buyer

Buyer represents and warrants to Seller that the following statements are true and correct on the date hereof and will be true and correct on the Signing Date as though made on such date:

5.1 *Organization, Corporate Power and Authority.* Buyer is a corporation duly organized, validly existing and in good standing under the laws of Nevada, and has the requisite corporate power and authority to execute, deliver and perform this Agreement and to consummate the transactions contemplated hereby.

5.2 *Authorization, Binding Effect and No Conflicts.* The execution, delivery and performance by Buyer of this Agreement and the consummation by Buyer of the transactions contemplated thereby have been duly authorized by all necessary corporate action on the part of Buyer. This Agreement has been duly and validly executed and delivered by Buyer and constitutes the valid and binding obligation of Buyer, enforceable in accordance with its terms, subject to (i) applicable bankruptcy, insolvency or other similar laws relating to creditors' rights generally, and (ii) general principles of equity. The execution, delivery and performance by Seller of this Agreement and the consummation by Seller of the transactions contemplated hereby will not (x) violate any provision of law, rule or regulation to which Seller is subject, (y) violate any order, judgment or decree applicable to Seller, or (z) conflict with, or result in a breach or default under, any term or condition of the Articles of Incorporation or the Bylaws of Seller, or any agreement or other instrument to which Seller is a party or by which Seller may be bound; except in each case, for violations, conflicts,

PW GC

breaches or defaults which in the aggregate would not materially hinder or impair the consummation of the transactions contemplated hereby.

5.3 *Consents and Approvals.* Neither the execution of this Agreement nor the consummation of the sale of the Assets requires the approval or consent of any governmental authority having jurisdiction over the business of Buyer nor of any party to any agreement with Buyer.

5.4 *Availability of Funds.* Buyer has available and will have available on the Signing Date sufficient funds to enable it to consummate the transactions contemplated by this Agreement.

5.5 *No Broker.* Buyer has not employed any broker, finder or agent, nor otherwise become obligated for any broker's, finder's or agent's or similar fee, with respect to the transaction contemplated by this Agreement, except for a fee payable to OPQ Investment Bankers, Inc., which shall be Buyer's sole responsibility.

VI.

Covenants of Seller

6.1 *Further Assurances.* At any time or from time to time after the Signing Date, Seller shall, at the request of Buyer and at Buyer's expense, execute and deliver any further instruments or documents and take all such further actions as Buyer may reasonably request in order to evidence the consummation of the transactions contemplated hereby.

6.2 *Covenant Not to Compete.* For a period of five (5) years following the Signing Date, or for so long as Buyer is engaged in the Business, whichever is shorter, Seller shall not engage, whether directly or indirectly and whether or not for compensation, in any business or activity regarding functional sports drinks and mind bars that could cannibalize the products based on the Cantio Product Concepts, without the written consent of Buyer.

VII.

Indemnification: Risk of Loss

7.1 *Assets to Be Delivered Free of Liabilities or Encumbrances.* Buyer assumes no liabilities or obligations of Seller of any kind whatsoever, whether fixed or contingent and whether known or unknown, in connection with the Business and the Assets. At Signing, Seller shall deliver to Buyer title to all of the Assets free and clear of all liens, charges, claims and encumbrances, subject only to the Permitted Exceptions (listed in **Attachment 15** to this Agreement); and Seller shall, in accordance with Section 7.2 hereof, indemnity and hold Buyer harmless from any and all such liabilities, liens, charges, claims and encumbrances to which the Assets are or may become subject.

PW GC

7.2 *Indemnification of Buyer.*

(a) Seller agrees to indemnify and hold Buyer, its successors and assigns, harmless from and against:

(1) Any and all claims, liabilities and obligations of every kind and description, contingent or otherwise, arising out of or related to the ownership of the Assets by Seller prior to the Signing.

(2) Any and all damage or deficiency resulting from any misrepresentation, breach of warranty, or nonfulfillment of any agreement on the part of Seller under this Agreement, or from any misrepresentation in or omission from any certificate or other instrument furnished to Buyer pursuant to this Agreement or in connection with any of the transactions contemplated hereby.

(3) Any and all actions, suits, proceedings, damages, assessments, judgments, costs and expenses, including reasonable attorneys' fees incurred by Buyer as a result of Seller's failure or refusal to compromise or defend any claim incident to the foregoing provisions.

(4) The compensation of indirect losses, consequential losses, frustrated expenses or loss of profits as well as punitive, special or exemplary damages or claims or damages based on "multiple of profits", "multiple of cash flow" or similar items is excluded.

(5) If any claim or liability shall be asserted against Buyer which would give rise to a claim by Buyer against Seller for indemnification under the provisions of this section, Buyer shall promptly notify Seller in writing of the same, and Seller shall, at its own expense, compromise or defend any such claim; provided, however, that Buyer may, at its own cost and expense, join and cooper-ate with Seller in defending or compromising such claim.

7.3 *Indemnification of Seller.*

(a) Buyer hereby agrees to indemnify and hold Seller and its successors and assigns harmless from and against:

(1) Any and all claims, liabilities and obligations of every kind and description, contingent or otherwise, arising from or related to the ownership of the Assets by Buyer subsequent to the Signing. Such claims, liabilities, and obligations include, but are not limited to, any and all claims, liabilities and obligations arising or required to be performed subsequent to Signing under any Business Agreement assumed by Buyer pursuant to this Agreement.

(2) Any and all damage or deficiency resulting from any misrepresentations, breach of warranty, nonfulfillment of any agreement or obligation assumed or required to be assumed by Buyer under this Agreement, or from any misrepresentation in or omission from any certificate or other instrument furnished to Seller

PW / GC

pursuant to this Agreement, or in connection with any of the transactions contemplated hereby.

(3) Any and all actions, suits, proceedings, damages, assessments, judgments, costs and expenses incident to any of the foregoing provisions, including reasonable attorneys' fees incurred by Seller as the result of Buyer's failure or refusal to defend or compromise any claim.

(b) If any claim or liability shall be asserted against Seller which would give rise to a claim by Seller against Buyer for indemnification under the provisions of this section, Seller shall promptly notify Buyer of the same and Buyer shall, at its own expense, compromise or defend any such claim; provided that Seller may, at its own cost and expense, join and cooperate with Buyer in the defense or compromise of such claim.

VIII.

Miscellaneous

8.1 *Attachments, Schedules and Exhibits.* All attachments, schedules and exhibits attached to this Agreement shall be deemed part of this Agreement and incorporated herein, where applicable, as if fully set forth herein.

8.2 *No Assignment, Successors, Assigns, Etc.* The terms and conditions of this Agreement shall inure to the benefit of, and shall be binding upon, the parties hereto, their respective heirs, personal representatives, successors and assigns; provided, however, that this Agreement shall not be assigned or conveyed by any party to any person or entity without the prior written consent of the other party hereto, except that Buyer may assign this Agreement without consent to any corporation controlling or controlled by it (the term control shall mean an ownership and controlling interest of greater than 50.1%). In the event of an assignment, the assigning party shall not be relieved of any of its obligations and undertakings contracted for herein.

8.3 *Construction.* This Agreement shall be construed and enforced in accordance with the laws of the Federal Republic of Germany.

8.4 *Counterparts.* This Agreement may be executed simultaneously in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument.

8.5 *Survival of Representations and Warranties.* All of Seller's and Buyer's representations and warranties contained herein shall survive the Signing for a period of one year from the Signing Date, after which they shall be null and void.

8.6 *Notices.* Any notices or other communications shall be in writing and shall be considered to have been duly given on the earlier of (1) the date of actual receipt or (2) three days after deposit in the first-class certified U.S. mail, postage prepaid, return receipt requested:

PW GC

(a) If to Seller, to: Dr. Kurt-Reiner Geiss
c/o ISME GmbH
Weingartenstrasse 2
64546 Mörfelden-Walldorf

Fax: +49 6105 967 910

Email: institute-isme@t-online.de

With copy to: Pit Wadenbach
Attorney at Law
Im Wiesengrund 23 a
64367 Mühltal

Fax: +49 6151 152 499

Email: pit@wadenbach.com

(b) If to Buyer, to: ____________________
____
____

Fax: ____________________

Email: ____________________

With copy to: ____________________
____
____

Fax: ____________________

Email: ____________________

8.7 *Amendment.* This Agreement may be amended at any time prior to Signing by written instrument executed by the parties hereto.

8.8 *Entire Agreement.* This Agreement contains the entire understanding of the parties hereto relating to the subject matter herein.

8.9 *Waiver.* Any default, misrepresentation or breach of any covenant or warranty by a party in connection with this Agreement may be waived in writing by the other party. No such waiver shall be deemed to extend to any prior or subsequent default, misrepresentation or breach of any covenant or warranty, or affect any rights arising by virtue of any prior or subsequent default, misrepresentation or breach of any covenant or warranty.

8.10 *Governing Law.* This Agreement shall be construed in accordance with, and governed by, the law of the Federal Republic of Germany; place of jurisdiction shall be the

PW / GC

competent Courts in Frankfurt am Main, Germany.

8.11 *Public Announcements.* Neither Seller nor Buyer shall make any public statements, including, without limitation, any press releases, with respect to this Agreement and the transactions contemplated hereby without the prior written consent of the other party (which consent may not be unreasonably withheld), except as may be required by law.

IV.

Disclaimer

EXCEPT AS SPECIFICALLY PROVIDED IN THIS AGREEMENT, BUYER HAS AGREED TO PURCHASE THE ASSETS "AS IS," "WHERE IS" AND "WITH ALL FAULTS," AND SELLER DISCLAIMS ANY WARRANTY, EXPRESS OR IMPLIED, WITH RESPECT TO THE CONDITION, GRADE, SUITABILITY, ACCURACY OR PHYSICAL CONDITION OF THE ASSETS, INCLUDING, WITHOUT LIMITATION, ANY IMPLIED WARRANTIES THAT THE ASSETS ARE MERCHANTABLE OR FIT FOR A PARTICULAR PURPOSE, OTHER THAT SET OUT IN THIS AGREEMENT.

PW / GC

IN WITNESS WHEREOF, the parties hereto have executed this Agreement or caused this Agreement to be executed by their/its duly authorized officers on the day and year first above written.

SELLER: **ISME Institut für Sport, Medizin und Ernährung GmbH**

by its Director ("Geschäftsführer")
PIT WADENBACH

BUYER: **SILVER HILL MINING, Inc.**

by its President
GEORGE CLAIR

....../......
PW GC